Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Monthly Distribution and Closing of Debenture Offer

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Oct. 19 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") announces that the cash distribution for the month of October will be
$0.15 per Unit. The distribution represents an annualized yield of 14.4% based on the October 18, 2007 closing price of $12.50 per Unit.
    The distribution will be payable on November 15, 2007 to Unitholders of record at the close of business on October 31, 2007. The ex-distribution date is October 29, 2007. The cash distribution is based on approximately
137.3 million Units outstanding.
    The CDN$0.15 per Unit is equivalent to approximately US$0.15 per Unit if converted using a Canadian/US dollar exchange rate of 0.97. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
    On September 7, 2007, Advantage announced that it made an offer (the
"Offer") to purchase all of the outstanding 8.75% convertible unsecured subordinated debentures trading under the symbol "AVN.DB.F" and all of the
8.0% convertible unsecured subordinated debentures trading under the symbol
"AVN.DB.G" (collectively, the "Debentures") as a result of the business combination involving Sound Energy Trust on September 5, 2007. This Offer
closed at 5:00 pm (Calgary Time) on Wednesday, October 17, 2007. Pursuant to
the Offer, $35,958,000 principal amount of Debentures plus accrued and unpaid interest were tendered in exchange for the issuance of 3,131,998 Trust Units and $19,214,000 principal amount of Debentures plus accrued and unpaid interest were tendered for cash. The Trust Units issued and cash paid represent 101% of the tendered Debentures principal amount plus accrued and unpaid interest for July 1 to October 18, 2007. As less than 90% of the principal amount of Debentures was tendered to the Offer, the residual
Debentures will remain outstanding according to their respective terms.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.DB.F. AVN.DB.G. AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 15:06e 19-OCT-07